IAMGOLD® CORPORATION

TSX: IMG   NYSE: IAG

NEWS RELEASE

IAMGOLD PROVIDES FURTHER INFORMATION ON ITS
2012-2014 CAPITAL PROGRAM

Toronto, Ontario, January 17, 2012 – IAMGOLD Corporation ("IAMGOLD" or the "Company") today made available to its shareholders further information about its capital spending plans for 2012, 2013 and 2014.   Yesterday, the Company announced a forecast for its gold and niobium production for the next three years as well as a high level forecast for capital spending during the same period.   More details of the Company's capital program can now be found at http://files.newswire.ca/282/Capex_Slides.pdf.

About IAMGOLD

IAMGOLD (www.iamgold.com) is a leading mid-tier gold mining company producing approximately one million ounces annually from five gold mines (including current joint ventures) on three continents.   IAMGOLD is uniquely positioned with a strong financial position and extensive management and operational expertise. To grow from this strong base, IAMGOLD has a pipeline of development and exploration projects and continues to assess accretive acquisition opportunities. IAMGOLD's growth plans are strategically focused in West Africa, select countries in South America and regions of Canada.   IAMGOLD also operates Niobec, a niobium mine in the Canadian province of Quebec.

For further information please contact:

Bob Tait, VP Investor Relations
Tel: (416) 360-4743 Mobile: (647) 403-5520

Laura Young, Director Investor Relations
Tel: (416) 933-4952 Mobile (416) 670-3815

IAMGOLD Corporation Toll-free: 1 888 464-9999 info@iamgold.com